GETTY REALTY

2006

ANNUAL REPORT


07050646

CONTINUING RETURNS

Company Profile

Getty Realty Corp. (NYSE: GTY) was founded in 1955 and had its initial public offering of common stock in 1971. The Company historically operated as an integrated wholesale and retail marketer of motor fuels with a network of owned and leased gasoline stations and petroleum distribution assets. In 1997, we spun-off our petroleum marketing business to our shareholders as a separate NYSE listed company, Getty Petroleum Marketing Inc. ("Marketing"). In 2000, Marketing was acquired by a subsidiary of OAO Lukoil, Russia's largest integrated oil company. Currently, our assets, revenues and income relate exclusively to properties that the Company leases to others.

As of December 31, 2006, we owned or leased 1,042 gasoline station/convenience stores and ten petroleum distribution terminals in thirteen states in the Eastern United States. We owned 836 of these properties, including seven petroleum distribution terminals, and leased the remaining 216 properties from third-party landlords, generally under long-term leases. As of December 31, 2006, approximately 87% of our properties were leased on a long-term basis to Marketing. Additionally, we continue to own the Getty trademark and trade name in the United States for use in connection with the petroleum marketing business, which are licensed by us to Marketing for their use.

The Company is the largest publicly-traded real estate investment trust in the United States specializing in ownership and leasing of motor fuel and convenience store properties and petroleum distribution terminals.

Financial Highlights

	For the years ended December 31,		
(in thousands, except per share amounts)	2006	2005	2004
Revenues from rental properties	$72,405	$71,377	$66,331
Earnings before income taxes	42,025	43,954	39,352
Net earnings	42,725	45,448	39,352
Diluted earnings per common share	1.73	1.84	1.59
Funds from Operations *(a)*	49,027	52,252	46,224
Diluted FFO per common share *(a)*	1.98	2.11	1.87
Adjusted Funds from Operations *(a)*	45,317	46,588	41,760
Diluted AFFO per common share *(a)*	1.83	1.88	1.69
Dividends declared per common share	1.82	1.76	1.70

(a) In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations ("FFO") and adjusted funds from operations ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, non-FFO items reported in discontinued operations and extraordinary items. Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenue from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum due over the initial term of these leases is recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of or net reduction in, amounts accrued for uncertain tax positions related to being taxes as a C-corp. prior to 2001. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rent and income tax benefit. In management's view, AFFO provides a more accurate depiction than FFO of the impact of scheduled rent increases under these leases and our election to be taxed as a REIT beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with GAAP and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity. FFO and AFFO are reconciled to net earnings in Selected Financial Data on page 7.


Annual Common Dividends
(per share)
$2.00
1.50
1.00
0.50
0
2002
2003
2004
2005
2006


Equity Market Capitalization
(in millions)
$800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006


Adjusted Funds From Operations &
Funds From Operations
(in millions)
$60
50
40
30
20
10
0
2002
2003
2004
2005
2006
Adjusted Funds From Operations
Funds From Operations


Rent Received
(in millions)
$70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006
Marketing
Other Tenants
Excludes straight-line rental revenues

18 Properties

On February 28, 2006, we completed the acquisition of eighteen retail motor fuel and convenience store properties located in Western New York for approximately $13.4 million.

$765 Million

At December 31, 2006, our equity market capitalization was approximately $765 million, as compared to $650 million at December 31, 2005.

285 Percent

Our total return to investors since the Company became a REIT (as of January 1, 2001) is 285%, through December 31, 2006, as compared to 234% for our peer group and 7% for the S&P 500 for the same period.

$1.82 Per Share

We presently intend to pay common stock dividends of $0.455 per share each quarter ($1.82 per share on an annual basis), and commenced doing so with the increased quarterly dividend declared in February 2006.

Dear Fellow Shareholders:

As Chief Executive Officer and President of Getty Realty, we lead a dedicated team of experienced professionals who are fellow shareholders that are aligned with your interests of continuing dividends and preserving the value of our common shares. Each member of the Getty team is a shareholder of the Company. The Company's three largest shareholders continue to comprise a majority of the Company's Board of Directors, control a majority of the Company's outstanding shares and, together with Getty Realty's team, continue to have a significant stake in the Company's performance and ***continuing returns***.

- Our total return to investors since the Company became a REIT (as of January 1, 2001) is 285%, through December 31, 2006, as compared to 234% for our peer group and 7% for the S&P 500 for the same period, representing a period of outstanding ***continuing returns*** for our shareholders.

- For the year ended December 31, 2006, we paid regular dividends on our common shares of $44.8 million, or $1.81 per common share, representing an average dividend yield to our shareholders of 6.3%, based on our average closing share price during 2006. This compares with regular dividends on our common shares of $1.76 in 2005. These dividends have provided our shareholders with the ***continuing returns*** that they depend upon and, in turn, contribute to the preservation of the value of our common shares.

- At December 31, 2006, our equity market capitalization was approximately $765 million, compared to $650 million at December 31, 2005, reflecting a more than 18% increase to the value of our common shares and ***continuing returns*** to our shareholders.

- Although net earnings for the year ended December 31, 2006 reflected a decrease of $2.7 million from the year ended December 31, 2005, revenues from rental properties increased by $1.0 million to $72.4 million for the year ended December 31, 2006, demonstrating, in part, that the acquisitions the Company completed in 2005 and 2006 continue to be accretive and provide ***continuing returns***.



Leo Liebowitz
Chief Executive Officer

- Although our adjusted funds from operations ("AFFO") and funds from operations ("FFO") decreased slightly for the year ended December 31, 2006, as compared with the year ended December 31, 2005, AFFO increased for the quarter ended December 31, 2006. Our net cash provided by operating activities for 2006 increased slightly over 2005 and provided funds in excess of our distributions to our shareholders paid in the form of regular quarterly cash dividends, and the ***continuing returns*** that our shareholders expect in connection with their Getty common share holdings.

- General and administrative expenses increased by only \$0.7 million to \$5.6 million for the year ended December 31, 2006, as compared to the respective prior year period, notwithstanding increased insurance expense and professional fees. We continue to recognize the importance of maintaining effective controls on our expenses in order to provide ***continuing returns*** to our shareholders.

- In April 2006, Getty entered into a five year interest rate swap with regard to \$45.0 million of our borrowings, which effectively fixed the floating rate LIBOR component of the interest rate determined under our credit agreement. We entered into this arrangement to partially lock in interest rates to protect ***continuing returns*** to our shareholders from erosion due to potential increases in interest rates.

- We continue working diligently to maintain and enhance the quality of our tenant roster and to triple net lease our properties to experienced operators in the retail motor fuel/convenience store industry who will pay timely the lease rentals that are essential to providing ***continuing returns*** to our shareholders.



Andrew M. Smith
President

- We obtained environmental closure for an additional 28 sites in 2006, bringing the total number of sites with ongoing environmental activities below 300 for the first time. We are very mindful of the importance of managing and reducing our environmental expenses to allow us to deliver ***continuing returns*** and preserve the value of our common shares.

We will continue in 2007 to be committed to preserving and growing shareholder value by pursuing opportunistic transactions that will increase and improve our tenant and asset base without putting our liquidity or flexibility at risk. Our intention is to grow our earnings and our funds from operations prudently so that we can provide to you, our shareholders, the ***continuing returns*** that you expect in connection with your Getty share holdings. We continue our endeavors to acquire viable, quality properties, with the intention that they will be leased to tenants on a net basis, so that operating expenses and liabilities will be the primary obligations of our tenants. In this regard, we are proud of the Company's accomplishments in 2006 and in the first quarter of 2007.

- **Acquisition of 60 Properties**—By March 31, 2007, we expect to complete the acquisition of approximately 60 convenience store and gas station properties in 10 states, including California, Hawaii, North Carolina and Texas, owned and leased by Trustreet for a total purchase price of approximately $86.0 million. Substantially all of the properties are currently net leased to retail tenants. This acquisition will contribute significantly to the tenant and geographic diversity of the Company's property portfolio.

$72.4 Million

Revenues from rental properties increased to $72.4 million for the year ended December 31, 2006, demonstrating that the acquisitions the Company completed in 2005 and 2006 continue to be accretive and provide ***continuing returns***.

- **Credit Facility**—On March 27, 2007, the Company entered into a Senior Unsecured Revolving Credit Facility syndicated by JPMorgan Chase Bank for an unsecured four-year senior revolving credit facility in the aggregate amount of $175.0 million, which will replace the Company's current $100.0 million revolving credit facility and provide additional borrowing availability beyond the funding requirements for the acquisition discussed above. The facility includes an "accordion" feature where, upon approval of the Company's Board of Directors and the bank syndicate, we may increase the facility by up to $125.0 million to a total facility of $300.0 million. JPMorgan syndicated a substantial portion of the facility to a group of seven other commercial banks that includes all of the original participants in the facility that is being replaced, each of which substantially increased their commitment to the new facility.

We continue to be pleased with our Company's performance and ***continuing returns*** to our shareholders. The Company is well positioned to continue its profitability and continue to grow intelligently, for the benefit of our fellow shareholders.

In conclusion, on behalf of the officers and the entire Getty team, we wish to thank the members of our Board of Directors for their support and guidance and you, our fellow shareholders, for your continued confidence.

Sincerely,



Leo Liebowitz
Chief Executive Officer



Andrew M. Smith
President

Selected Financial Data

(in thousands, except per share amounts and number of properties)

	For the years ended December 31,				
	2006	2005	2004	2003	2002
Operating Data:					
Revenues from rental properties	$ 72,405	$ 71,377	$ 66,331	$ 66,601	$ 67,157
Earnings before income taxes	42,025	43,954	39,352	36,887	36,163
Income tax benefit	700 *(a)*	1,494 *(a)*	—	—	—
Net earnings	42,725	45,448	39,352	36,887	36,163
Diluted earnings per common share	1.73	1.84	1.59	1.49 *(b)*	1.44
Diluted weighted-average common shares outstanding	24,759	24,729	24,721	23,082	21,446
Cash dividends declared per share:					
Common	1.820	1.760	1.700	1.675	1.650
Preferred	—	—	—	1.159 *(c)*	1.866
Funds From Operations *(d)*:					
Net earnings	42,725	45,448	39,352	36,887	36,163
Preferred stock dividends	—	—	—	(2,538)	(5,350)
Net earnings applicable to common shareholders	42,725	45,448	39,352	34,349	30,813
Depreciation and amortization of real estate assets	7,883	8,113	7,490	8,411	9,016
Gains on dispositions of real estate	(1,581)	(1,309)	(618)	(928)	(1,153)
Cumulative effect of accounting change	—	—	—	550 *(e)*	—
Funds from operations available to common shareholders	49,027	52,252	46,224	42,382	38,676
Deferred rental revenue (straight-line rent)	(3,010)	(4,170)	(4,464)	(5,537)	(6,728)
Income tax benefit	(700) *(a)*	(1,494) *(a)*	—	—	—
Adjusted funds from operations available to common shareholders	45,317	46,588	41,760	36,845	31,948
Balance Sheet Data (at end of year):					
Real estate before accumulated depreciation and amortization	383,558	370,495	346,590	318,222	308,054
Total assets	309,283	299,981	290,728	272,003	282,491
Debt	45,194	34,224	24,509	844	923
Shareholders' equity	225,575	227,883	225,503	228,025	233,426
Number of Properties:					
Owned	836	814	795	772	739
Leased	216	241	250	256	310
Total properties	1,052	1,055	1,045	1,028	1,049

(a) The years ended 2006 and 2005 include income tax benefits recognized due to the elimination of, or reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp. prior to our election to be treated as a REIT under the federal income tax laws in 2001. Income taxes have not had a significant impact on our earnings since we first elected to be treated as a REIT.

(b) Diluted earnings per common share of $1.51 before the impact of the cumulative effect of accounting change (see note (e) below).

(c) In August 2003, we called for redemption of our outstanding preferred stock. Prior to the September 24, 2003 redemption date, shareholders with 98% of the preferred stock exercised their right to convert their shares of preferred stock into 3.2 million shares of common stock. The remaining shares of outstanding preferred stock were redeemed for an aggregate amount of $1.2 million.

(d) In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts ("REITs"). FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, non-FFO items reported in discontinued operations, extraordinary items, and cumulative effect of accounting change. Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenue from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the initial term of these leases is recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of, or reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp. prior to 2001 (see note (a) above). As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue and income tax benefit. In management's view, AFFO provides a more accurate depiction than FFO of the impact of the scheduled rent increases under these leases and our election to be treated as a REIT under the federal income tax laws beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity.

(e) In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. ("SFAS") 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirements obligations results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000.

Recent Developments

On February 15, 2007, our Board of Directors (together with Getty Properties Corp., our wholly-owned subsidiary) ratified a Contract for Sale and Purchase dated as of February 6, 2007 (the "Agreement") entered into with various subsidiaries of Trustreet Properties, Inc. ("Trustreet"). The Agreement relates to our acquisition of sixty-eight convenience store and gas station properties owned and leased by Trustreet. The total purchase price for the properties will be approximately $86.6 million. Substantially all of the properties are leased to retail tenants. We intend to fund the acquisition utilizing our unsecured corporate revolving credit line (as we intended to increase and modify in March 2007 to accommodate the acquisition).

The consummation of the acquisition is subject to substantial contingencies that, among other things, relate to our due diligence with regard to the properties. The Agreement provides that we may elect in our sole discretion to terminate the Agreement, and not close on the acquisition, if the result of our due diligence (including environmental and other physical inspections) with respect to the properties is unsatisfactory.

The Agreement provides that the closing date for the acquisition will be as of March 31, 2007, subject to the right of the sellers to extend for an additional period of up to thirty days. In view of the contingencies discussed above, there can be no assurance that the acquisition will be consummated within this time frame, or at all.

General

We are a real estate investment trust specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least ninety percent of our taxable income to shareholders each year.

We lease or sublet our properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services. These tenants are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. As of December 31, 2006, we leased nine hundred nineteen of our one thousand fifty-two properties on a long-term basis under a master lease (the "Master Lease") and a coterminous supplemental lease for one property (collectively the "Marketing Leases") to Getty Petroleum Marketing Inc. ("Marketing") which was spun-off to our shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil ("Lukoil"), one of Russia's largest integrated oil companies.

A substantial portion of our revenues (87% for the year ended December 31, 2006), are derived from the Marketing Leases. Accordingly, our revenues are dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry and any factor that adversely affects Marketing or our other lessees may have a material adverse effect on our financial condition and results of operations. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from subtenants who operate our properties. The petroleum marketing industry has been and continues to be volatile and highly competitive. Factors that could adversely affect Marketing or our other lessees include those described under "Part I, Item 1A. Risk Factors" in our Annual Report on Form 10-K. In the event that Marketing cannot or will not perform its monetary obligations under the Marketing Leases with us, our financial condition and results of operations would be materially adversely affected. Although Marketing is wholly owned by a subsidiary of Lukoil, no assurance can be given that Lukoil will cause Marketing to fulfill any of its monetary obligations under the Marketing Leases.

We periodically receive and review Marketing's financial statements and other financial data. We receive this information from Marketing pursuant to the terms of the Master Lease. Certain of this information is not publicly available and the terms of the Master Lease prohibit us from including this financial information in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q or in our Annual Reports to Shareholders. The financial performance of Marketing may deteriorate, and Marketing may ultimately default on its monetary obligations to us before we receive financial information from Marketing that would indicate the deterioration.

Certain financial and other information concerning Marketing is available from Dun & Bradstreet and may be accessed by their web site (www.dnb.com) upon payment of their fee.

continued

Audited consolidated financial statements of Marketing for their fiscal year-ended December 31, 2005 have been provided to us. Selected balance sheet data of Marketing at December 31, 2005 is publicly available; however, selected operating data of Marketing for the year ended December 31, 2005 is not publicly available. The most recent selected financial data of Marketing which is publicly available is provided below. Neither we, nor our auditors, were involved in the preparation of this data and as a result can provide no assurance thereon. Additionally, our auditors have not been engaged to review or audit this data.

Selected Financial Data of Getty Petroleum Marketing Inc.

	For the years ended December 31,				
	2006	2005	2004	2003	2002
	(unaudited, in thousands)				
Operating Data:					
Total revenues	*(a)*	*(a)*	$2,696,102	$1,297,042	$1,029,926
Total expenses	*(a)*	*(a)*	2,670,282	1,290,439	1,038,385
Earnings (loss) before provision for income taxes	*(a)*	*(a)*	25,820	6,603	(8,459)
Provision (credit) for income taxes	*(a)*	*(a)*	10,784	3,157	(3,389)
Net earnings (loss)	*(a)*	*(a)*	$ 15,036	$ 3,446	$ (5,070)
Balance Sheet Data (at end of year):					
ASSETS:					
Cash and cash equivalents	*(a)*	$103,815	$ 76,485	$ 44,210	$ 18,678
Other current assets	*(a)*	81,983	161,901	68,971	62,448
Total current assets	*(a)*	320,369	238,386	113,181	81,126
Non-current assets	*(a)*	409,393	421,745	138,748	144,815
Total assets	*(a)*	$729,762	$ 660,131	$ 251,929	$ 225,941
LIABILITIES AND STOCKHOLDER'S EQUITY:					
Total current liabilities	*(a)*	*(a)*	$ 214,171	$ 125,940	$ 107,362
Long-term liabilities	*(a)*	*(a)*	318,091	62,419	58,438
Total liabilities	*(a)*	$617,780	532,262	188,359	165,800
Total stockholder's equity	*(a)*	111,982	127,869	63,570	60,141
Total liabilities and stockholder's equity	*(a)*	$729,762	$ 660,131	$ 251,929	$ 225,941

(a) This information is not publicly available.

Based on our review of the recent financial statements and other financial data Marketing has provided to us to date, we have observed a significant decline in their financial results from the prior periods presented. Marketing continues to pay timely its monetary obligations under the Marketing Leases, as it has since the inception of the Master Lease in 1997, although there is no assurance that they will continue to do so.

As part of a periodic review by the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") of our Annual Report on Form 10-K for the year ended December 31, 2003, we received and responded to a number of comments. The only comment that remains unresolved pertains to the SEC's position that we must include the financial statements and summarized financial data of Marketing in our periodic filings. The SEC subsequently indicated that, unless we file Marketing's financial statements and summarized financial data with our periodic reports: (i) it will not consider our Annual Reports on Forms 10-K for the years beginning with 2000 to be compliant; (ii) it will not consider us to be current in our reporting requirements; (iii) it will not be in a position to declare effective any registration statements we may file for public offerings of our securities; and (iv) we should consider how the SEC's conclusion impacts our ability to make offers and sales of our securities under existing registration statements and if we have a liability for such offers and sales made pursuant to registration statements that did not contain the financial statements of Marketing.

We believe that the SEC's position is based on their interpretation of certain provisions of their internal Accounting Disclosure Rules and Practices Training Material, Staff Accounting Bulletin No. 71 and Rule 3-13 of Regulation S-X. We do not believe that any of this guidance is clearly applicable to our particular circumstances and that, even if it were, we believe that we should be entitled to certain relief from compliance with such requirements. Marketing subleases our properties to approximately nine hundred independent, individual service station/convenience store operators (subtenants), most of whom were our tenants when Marketing was spun-off to our shareholders. Consequently, we believe that we, as the owner of these properties and the Getty brand, and our prior experience with Marketing's tenants, could relet these properties to the existing subtenants or others at market rents. Because of this particular aspect of our landlord-tenant relationship with Marketing, we do not believe that the inclusion of Marketing's financial statements in our filings is necessary to evaluate our financial condition. Our position was included in a written response to the SEC. To date, the SEC has not accepted our position regarding the inclusion of Marketing's financial statements in our filings. We are endeavoring to achieve a resolution of this issue that will be acceptable to the SEC. We can not accurately predict the consequences if we are ultimately unsuccessful in achieving an acceptable resolution.

We do not believe that offers or sales of our securities made pursuant to existing registration statements that did not or do not contain the financial statements of Marketing constitute, by reason of such omission, a violation of the Securities Act of 1933, as amended or the Exchange Act. Additionally, we believe that, if there ultimately is a determination that such offers or sales, by reason of such omission, resulted in a violation of those securities laws, we would not have any material liability as a consequence of any such determination.

We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk and generating cash sufficient to make required distributions to shareholders of at least ninety percent of our taxable income each year. In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, non-FFO items reported in discontinued operations, extraordinary items and cumulative effect of accounting change. Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property dispositions and depreciation and amortization of real estate assets. In our case, however, GAAP net earnings and FFO include the significant impact of deferred rental revenue (straight-line rental revenue) on our recognition of revenues from rental properties, which results primarily from fixed rental increases scheduled under certain leases with our tenants. In accordance with GAAP, the aggregate minimum rent due over the initial term of these leases are recognized on a straight-line basis rather than when due. GAAP net earnings and FFO also include income tax benefits recognized due to the elimination of, or a net reduction in, amounts accrued for uncertain tax positions related to being taxed as a C-corp., prior to 2001. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rental revenue and income tax benefit. In management's view, AFFO provides a more accurate depiction than FFO of the impact of scheduled rent increases under these leases and our election to be treated as a REIT under the federal income tax laws beginning in 2001. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore these measures should not be considered an alternative for GAAP net earnings or as a measure of liquidity. FFO and AFFO are reconciled to net earnings in Selected Financial Data on page 7.

Results of Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues from rental properties were $72.4 million for the year ended December 31, 2006 compared to $71.4 million for 2005. We received approximately $60.1 million for 2006 and $59.6 million for 2005 from properties leased to Marketing under the

continued

Marketing Leases. We also received rent of $9.3 million for 2006 and $7.6 million for 2005 from other tenants. The increase in rent received was primarily due to rent from properties acquired in February 2006 and March 2005, and rent escalations, partially offset by the effect of dispositions of real estate. In addition, revenues from rental properties include deferred rental revenue of $3.0 million for 2006 as compared to $4.2 million in 2005, recorded as required by GAAP, related to fixed rent increases scheduled under certain leases with tenants. The aggregate minimum rent due over the initial term of these leases are recognized on a straight-line basis rather than when due.

Rental property expenses, which are primarily comprised of rent expense and real estate and other state and local taxes, were $9.7 million for 2006, as compared to $11.8 million for 2005. The decrease in rental property expenses is principally due to an adjustment of $1.5 million recorded in the fourth quarter of 2005 for a change in accounting for rent expense from a contractual to a straight-line basis. The decrease in rent expense was also due to the reduction in the number of leased locations compared to the prior year.

Environmental expenses, net for 2006 were $5.5 million, as compared to $2.4 million for 2005. The increase was primarily due to a $1.2 million increase in environmental related litigation expenses and legal fees as well as a $1.9 million increase in change in estimated environmental costs, net of estimated recoveries, as compared to the prior year period. Environmental related litigation expenses and legal fees were $1.4 million for 2006 compared to $0.2 million for 2005, which prior period includes a $0.6 million net reduction in environmental related litigation loss reserve estimates. Change in estimated environmental costs increased in 2006 as compared to 2005 partially due to additional expenses resulting from the imposition by state regulators of more stringent remediation requirements for projects in the states of Massachusetts and New Jersey and an increase in rates paid for environmental remediation services.

General and administrative expenses for 2006 were $5.6 million as compared to $4.9 million recorded for 2005. The increase in general and administrative expenses is due to higher professional fees.

Depreciation and amortization expense for 2006 was $7.9 million, as compared to $8.1 million recorded for 2005.

As a result, total operating expenses increased by approximately $1.5 million for 2006, as compared to 2005.

Other income, net was $1.9 million for 2006, as compared to $1.6 million for 2005. The increase was primarily due to $0.3 million of increased gains on dispositions of real estate.

Interest expense was $3.5 million for 2006 as compared to $1.8 million for 2005. The increase was primarily due to increased borrowings used to finance the acquisition of properties in March 2005 and February 2006. Interest expense also increased due to higher effective interest rates under our credit facility which averaged 6.5% for 2006 as compared to 4.7% for 2005.

In April 2006 we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to hedge our current exposure to market interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing Credit Agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. Our borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio ranging from 0.25% to 1.75%. Effective May 1, 2006, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%.

Income tax benefit was $0.7 million for 2006 as compared to $1.5 million for the prior year period. The tax benefit of $0.7 million recorded in 2006 was recognized due to the elimination of the accrual for uncertain tax positions since management believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on the results of operations for any single fiscal year or interim period.

During the fourth quarter of 2005, we recorded a reduction in net earnings of $0.7 million as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005 and are included in the results of operations for 2005 discussed herein. The adjustments consisted of: (a) $0.1 million of rental income for lease terminations that related to prior years and $0.2 million related to earlier quarters of 2005; (b) $1.5 million of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years; and (c) $0.5 million of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. We believe that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

As a result, net earnings were $42.7 million for 2006, a decrease of 6.0%, or $2.7 million, as compared to $45.4 million for the comparable prior year period. For the same period, FFO decreased by 6.2%, or $3.2 million, to $49.0 million and AFFO decreased by 2.7%, or $1.2 million, to $45.3 million. The decreases in FFO and AFFO were primarily due to the changes in net earnings described above but exclude the aggregate improvement in earnings of $0.5 million due to lower depreciation expense and higher gains on dispositions of properties. FFO decreased more then AFFO on both a dollar and percentage basis due to a $2.0 million aggregate decrease in deferred rental revenue and income tax benefit (which are included in net earnings and FFO but are excluded from AFFO) recorded for 2006 as compared to 2005.

Diluted earnings per share for 2006 was $1.73 per share a decrease of $0.11 per share, or 6.0%, as compared to 2005. Diluted FFO per share for 2006 was $1.98 per share, a decrease of $0.13 per share, or 6.1 %, as compared to 2005. Diluted AFFO per share for 2006 was $1.83 per share, a decrease of $0.05 per share, or 2.7%, as compared to 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues from rental properties were $71.4 million for the year ended December 31, 2005, compared to $66.3 million for 2004. We received rent of approximately $59.6 million for 2005 and $58.9 million for 2004 from properties leased to Marketing under the Marketing Leases. We also received rent of $7.6 million for 2005 and $2.9 million for 2004 from other tenants. The increase in rent received was primarily due to rent from properties acquired in November 2004 and March 2005, and rent escalations, partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include deferred rental revenue of $4.2 million in 2005 and $4.5 million in 2004.

Rental property expenses were $11.8 million for 2005, as compared to $9.8 million for 2004. Rental property expenses include an adjustment of $1.5 million recorded in the fourth quarter of 2005 for a change in accounting for rent expense from a contractual to a straight-line basis. The increase in rental property expenses was also due to rent expense on properties acquired in November 2004 of $0.4 million partially offset by property dispositions.

Environmental expenses, net for 2005 were $2.4 million as compared to $6.0 million for 2004. The decrease was primarily due to a $1.6 million reduction in environmental related litigation expenses as compared to the prior year period and a $1.9 million reduction in change in estimated environmental costs, net of estimated recoveries as compared to the prior year period. Environmental related litigation expenses and legal fees were $0.2 million for 2005 compared to $1.9 million for 2004, which prior period expenses include a $0.9 million net increase in environmental related litigation loss reserve estimates.

General and administrative expenses for 2005 were $4.9 million, as compared to $5.0 million recorded for 2004.

Depreciation and amortization expense for 2005 was $8.1 million as compared to $7.5 million recorded for 2004. The increase was primarily due to depreciation and amortization of properties acquired in November 2004 and March 2005 partially offset by property dispositions.

As a result total operating expenses decreased by approximately $1.1 million for 2005 as compared to 2004.

Other income, net was $1.6 million for 2005, as compared to $1.5 million for 2004. Other income, net for 2005 includes $1.3 million of gains on dispositions of properties, which includes $1.1 million recorded in the fourth quarter resulting from properties taken by eminent domain related to road improvement projects, as compared to $0.6 million of gains for 2004. The $0.7 million increase in gains on dispositions of properties was offset by a $0.3 million reduction in interest income from mortgages notes receivable and short-term investments and a $0.3 million reduction in other items. Other items for 2004 include $0.4 million of income due to the elimination of reserves for late paying mortgage note receivable accounts and late fees recognized related to mortgage notes that were renegotiated in 2004.

Interest expense, principally related to borrowings used to finance the acquisition of properties in November 2004 and March 2005 was $1.8 million for 2005 and was insignificant for 2004.

The income tax benefit of $1.5 million recorded in 2005 was recognized due to a net reduction in the amount accrued for uncertain tax positions to the extent that the uncertain tax positions have been resolved.

During the fourth quarter of 2005, we recorded a reduction in net earnings of $0.7 million as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005 and are included in the results of operations

continued

for 2005 discussed above. The adjustments consisted of: (a) $0.1 million of rental income for lease terminations that related to prior years and $0.2 million related to earlier quarters of 2005; (b) $1.5 million of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years; and (c) $0.5 million of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. We believe that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

As a result, net earnings were $45.4 million for 2005, an increase of 15.2%, or $6.0 million, as compared to $39.4 million for the comparable prior year period. For the same period, FFO increased 13.0%, or $6.0 million, to $52.3 million or slightly less than the increase in net earnings since the increase in gains on dispositions of real estate of $0.7 million were almost entirely offset by the increased depreciation and amortization of real estate assets of $0.6 million (both of which are included in net earnings but are excluded from FFO and AFFO). AFFO increased 11.6%, or $4.8 million to $46.6 million. FFO increased more than AFFO on both a dollar and percentage basis due to the $1.5 million income tax benefit recorded in 2005 which was partially offset by a $0.3 million decrease in deferred rental revenue (both of which are included in net earnings and FFO but are excluded from AFFO) recorded for 2005 as compared to 2004.

Diluted earnings per common share in 2005 was $1.84 per share, an increase of $0.25 per share, or 15.7%, as compared to 2004. Diluted FFO per share for 2005 was $2.11 per share, an increase of $0.24 per share, or 12.8%, as compared to 2004. Diluted AFFO per share for 2005 was $1.88 per share, an increase of $0.19 per share, or 11.2%, as compared to 2004.

Liquidity and Capital Resources

Our principal sources of liquidity are the cash flows from our business, funds available under a revolving credit agreement that expires in 2008 and available cash and cash equivalents. Management believes that dividend payments and cash requirements for our business for the next twelve months, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, borrowings under the credit agreement and available cash and cash equivalents.

On June 30, 2005, we entered into an unsecured three-year senior revolving $100.0 million credit agreement ("Credit Agreement") with a group of six domestic commercial banks. Subject to the terms of the Credit Agreement, we have the right to increase the Credit Agreement by $25.0 million and to extend the term of the Credit Agreement for one additional year. Borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio and ranging from 0.25% to 1.75%. The annual commitment fee on the unused Credit Agreement ranges from 0.10% to 0.20% based on the amount of borrowings. The Credit Agreement includes customary terms and conditions, including financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on our ability to incur debt and pay dividends and maintenance of tangible net worth, and events of default, including a change of control and failure to maintain REIT status. We do not believe that these covenants will limit our current business practices.

In April 2006 we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to hedge our current exposure to market interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing credit agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. Effective May 1, 2006, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%.

Total borrowings outstanding under the Credit Agreement at December 31, 2006 were $45.0 million, bearing interest at an average effective rate of 6.69% per annum. Total borrowings increased to $49.0 million as of February 1, 2007 principally due to additional borrowings used to pay $11.3 million of dividends that were accrued as of December 31, 2006 and paid in January 2007 net of repayments from positive cash flows provided by rental operations. Accordingly, we had $51.0 million available under the terms of the Credit Agreement as of February 1, 2007 or $76.0 million available assuming exercise of our right to increase the credit agreement by $25.0 million. The increases in our borrowings outstanding during 2004, 2005 and 2006 relate primarily to borrowings used to fund acquisitions.

Since we generally lease our properties on a triple-net basis and we do not capitalize environmental remediation equipment, we do not incur significant capital expenditures other than those related to acquisitions. Capital expenditures, including acquisitions, for 2006, 2005 and 2004 amounted to $15.5 million, $29.6 million and $30.6 million, respectively.

As part of our overall growth strategy, we regularly review opportunities to acquire additional properties and we expect to continue to pursue acquisitions that we believe will benefit our financial performance. To the extent that our current sources of liquidity are not sufficient to fund such acquisitions we will require other sources of capital, which may or may not be available on favorable terms or at all. Our current sources of liquidity are not sufficient to fund the acquisition of the Trustreet properties. We intend to increase and modify our Credit Agreement in March 2007 to accommodate the acquisition.

We elected to be treated as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least ninety percent of our taxable income to shareholders each year. Payment of dividends is subject to market conditions, our financial condition and other factors, and therefore cannot be assured. In particular, our Credit Agreement prohibits the payment of dividends during certain events of default. Dividends paid to our shareholders aggregated $44.8 million, $43.0 million and $42.0 million for 2006, 2005 and 2004, respectively, and were paid on a quarterly basis during each of those years. We presently intend to pay common stock dividends of $0.455 per share each quarter ($1.82 per share, or $45.1 million, on an annual basis), and commenced doing so with the quarterly dividend declared in February 2007.

Contractual Obligations

Our significant contractual obligations and commitments are comprised of borrowings under the Credit Agreement, long-term debt, operating lease payments due to landlords and estimated environmental remediation expenditures, net of estimated recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least ninety percent of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and commitments as of December 31, 2006 are summarized below (in thousands):

	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Operating leases	$32,211	$ 8,162	$12,576	$6,401	$5,072
Borrowing under the Credit Agreement *(a)*	45,000	—	45,000	—	—
Long-term debt *(a)*	194	31	60	43	60
Estimated environmental remediation expenditures *(b)*	17,201	6,394	6,609	1,884	2,314
Estimated recoveries from state underground storage tank funds *(b)*	(3,845)	(1,046)	(1,674)	(782)	(343)
Estimated net environmental remediation expenditures *(b)*	13,356	5,348	4,935	1,102	1,971
Total	$90,761	$13,541	$62,571	$7,546	$7,103

(a) Excludes related interest payments. See "Liquidity and Capital Resources" above and "Disclosures About Market Risk" below.
(b) Estimated environmental remediation expenditures and estimated recoveries from state underground storage tank funds have been adjusted for inflation and discounted to present value.

Generally, the leases with our tenants are "triple-net" leases, with the tenant responsible for the payment of taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $12.1 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements.

We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies and Estimates

The consolidated financial statements included in this Annual Report include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported in its financial statements. Although we have made our best estimates, judgments and assumptions regarding future uncertainties relating to the information included in our financial statements, giving due consideration to the accounting policies selected and materiality, actual results could differ from these estimates, judgments and assumptions. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below.

Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to uncertain tax positions. The information included in our financial statements that is based on estimates, judgments and assumptions is subject to significant change and is adjusted as circumstances change and as the uncertainties become more clearly defined. Our accounting policies are described in note 1 to the audited consolidated financial statements. We believe the following are our critical accounting policies:

Revenue recognition—We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing, and with other tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial term of the leases. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $32.3 million recorded as of December 31, 2006 will be collected when due, in accordance with the annual rent escalations provided for in the leases. Historically our tenants have generally made rent payments when due. However, we may be required to reverse, or provide reserves for, a portion of the recorded deferred rent receivable if it becomes apparent that a property may be disposed of before the end of the initial lease term or if the tenant fails to make its contractual lease payments when due.

Impairment of long-lived assets—Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

Income taxes—Our financial results generally do not reflect provisions for current or deferred federal income taxes since we elected to be treated as a REIT under the federal income tax laws effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be treated as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend to eliminate any earnings and profits that were not distributed. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.

Environmental costs and recoveries from state underground storage tank funds—We provide for the estimated fair value of future environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made (see "Environmental Matters" below). Environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. A critical assumption in accruing for these liabilities is that the state environmental laws and regulations will be administered and enforced in the future in a manner that is consistent with past practices. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs.

Litigation—Legal fees related to litigation is expensed as legal services are performed. We provide for litigation reserves, including certain environmental litigation (see "Environmental Matters" below), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. In certain environmental matters, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

Environmental Matters

We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. In accordance with the leases with certain of our tenants, we have agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We will continue to seek reimbursement from state UST remediation funds related to these environmental liabilities where available. Generally, the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of our tenants. We are contingently liable for these obligations in the event that our tenants do not satisfy their responsibilities. A liability has not been accrued for obligations that are the responsibility of our tenants.

We have also agreed to provide limited environmental indemnification to Marketing, capped at $4.25 million and expiring in 2010, for certain pre-existing conditions at six of the terminals owned by us. Under the indemnification agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. We have accrued $0.3 million as of December 31, 2006 and 2005 in connection with this indemnification agreement.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. Environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. The environmental remediation liability is estimated based on the level and impact of contamination at each property and other factors described herein. The accrued liability is the aggregate of the best estimate for the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2006, we have remediation action plans in place for two hundred seventy-three (93%) of the two hundred ninety-two properties for which we retain remediation responsibility and have not received a "no further action" letter and the remaining nineteen properties (7%) were in the assessment phase.

As of December 31, 2006 we had accrued $17.2 million as management's best estimate of the fair value of reasonably estimable environmental remediation costs and $3.9 million as management's best estimate for net recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. Environmental expenditures, net of recoveries from underground storage tank funds, were $3.0 million, $3.5 million and $4.4 million, respectively, for 2006, 2005

continued

and 2004. For 2006, 2005 and 2004, the net change in estimated remediation cost and accretion expense included in our consolidated statements of operations amounted to $3.3 million, $1.4 million and $3.3 million, respectively, which amounts were net of probable recoveries from state UST remediation funds.

Environmental liabilities and related assets are currently measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We also use probability weighted alternative cash flow forecasts to determine fair value. We assumed a 50% probability factor that the actual environmental expenses will exceed engineering estimates for an amount assumed to equal one year of net expenses aggregating $5.8 million. Accordingly, the environmental accrual as of December 31, 2006 was increased by $2.3 million, net of assumed recoveries and before inflation and present value discount adjustments. The resulting net environmental accrual as of December 31, 2006 was then further increased by $1.0 million for the assumed impact of inflation using an inflation rate of 2.75%. Assuming a credit-adjusted risk-free discount rate of 7.0%, we then reduced the net environmental accrual, as previously adjusted, by a $2.2 million discount to present value. Had we assumed an inflation rate that was 0.5% higher and a discount rate that was 0.5% lower, net environmental liabilities as of December 31, 2006 would have increased by $0.2 million and $0.1 million, respectively, for an aggregate increase in the net environmental accrual of $0.3 million. However, the aggregate net change in environmental estimates expense recorded during the year ended December 31, 2006 would not have changed significantly if these changes in the assumptions were made effective December 31, 2005.

In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and a reasonable estimate of fair value can be made. Although future environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. We cannot predict if state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement at historical recovery rates under these programs. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.

In September 2003, we were notified by the State of New Jersey Department of Environmental Protection (the "NJDEP") that we are one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, we received a General Notice Letter from the United States Environmental Protection Agency (the "EPA") (the "EPA Notice"), advising us that we may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, we believe that ChevronTexaco is contractually obligated to indemnify us, pursuant to an indemnification agreement for most of the conditions at the property identified by the NJDEP and the EPA, accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

From October 2003 through December 2006 we were notified that we were made party to forty-one cases in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to us, our defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

Disclosures About Market Risk

Prior to April 2006, we had not used derivative financial or commodity instruments for trading, speculative or any other purpose, and had not entered into any instruments to hedge our exposure to interest rate risk. We do not have any foreign operations, and are therefore not exposed to foreign currency exchange rate risks.

We are exposed to interest rate risk, primarily as a result of our $100.0 million Credit Agreement. Our Credit Agreement, which expires in June 2008, bears interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on our leverage ratio ranging from 0.25% to 1.75%. At December 31, 2006, we had borrowings outstanding of $45.0 million under our Credit Agreement bearing interest at an effective rate of 6.69% per annum. We use borrowings under the Credit Agreement to finance acquisitions and for general corporate purposes.

We manage our exposure to interest rate risk by minimizing, to the extent feasible, our overall borrowing and monitoring available financing alternatives. Our interest rate risk as of December 31, 2006 increased due to increased borrowings under the Credit Agreement as compared to December 31, 2005. Due to the increased exposure, in April 2006 we entered into a $45.0 million LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011, to manage a portion of our interest rate risk. The interest rate swap is intended to hedge our current exposure to variable interest rate risk by effectively fixing, at 5.44%, the LIBOR component of the interest rate determined under our existing Credit Agreement or future exposure to variable interest rate risk due to borrowing arrangements that may be entered into prior to the expiration of the interest rate swap. Effective May 1, 2006, $45.0 million of our LIBOR based borrowings under the Credit Agreement bear interest at an effective rate of 6.69%. As a result, we will be exposed to interest rate risk to the extent that our borrowings exceed the $45.0 million notional amount of the interest rate swap. As of December 31, 2006, our borrowings equaled the notional amount of the interest rate swap. For the quarter ended December 31, 2006, our weighted-average borrowings exceeded the notional amount of the interest rate swap by $3.2 million. We expect that our exposure to interest rate risk will increase significantly, as a result of increased borrowings, if we are successful in acquiring the Trustreet properties. However, we do not foresee any significant changes in how we manage our interest rate risk in the near future.

We entered into the $45.0 million notional five year interest rate swap agreement with a major financial institution designated and qualifying as a cash flow hedge to reduce our exposure to the variability in future cash flows attributable to changes in the LIBOR rate. Our primary objective when undertaking hedging transactions and derivative positions is to reduce our variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. This in turn, reduces the risks that the variability of cash flows imposes on variable rate debt. Our strategy protects us against future increases in interest rates. While this agreement is intended to lessen the impact of rising interest rates, it also exposes us to the risk that the other party to the agreement will not perform, the agreement will be unenforceable and the underlying transactions will fail to qualify as a highly-effective cash flow hedge for accounting purposes.

In the event that we were to settle the interest rate swap prior to its maturity, if the corresponding LIBOR swap rate for the remaining term of the agreement is below the 5.44% fixed strike rate at the time we settle the swap, we would be required to make a payment to the swap counter-party; if the corresponding LIBOR swap rate is above the fixed strike rate at the time we settle the swap, we would receive a payment from the swap counter-party. The amount that we would either pay or receive would equal the present value of the basis point differential between the fixed strike rate and the corresponding LIBOR swap rate at the time we settle the swap.

Based on our average outstanding borrowings under the Credit Agreement projected for 2007, if market interest rates for 2007 increase by an average of 0.5% more than the weighted-average interest rate of 6.62% for the quarter ended December 31, 2006 (exclusive of the impact of the interest rate swap), the additional annualized interest expense would decrease 2007 net income and cash flows by $16,000. This amount was determined by calculating the effect of a hypothetical interest rate change on our Credit Agreement borrowings that is not covered by our $45.0 million interest rate swap and assumes that the $48.2 million average outstanding borrowings during the fourth quarter of 2006 is indicative of our future average borrowings for 2007 before considering additional borrowings required for future acquisitions. The calculation also assumes that there are no other changes in our financial structure or the terms of our borrowings. Management believes that the fair value of the debt equals its carrying value at December 31, 2006 and 2005. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our Credit Agreement.

continued

In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments with high-credit-quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and short-term federal agency discount notes.

Forward-Looking Statements

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "projects," "estimates" and similar expressions, we intend to identify forward-looking statements. Examples of forward-looking statements include statements regarding our intention to increase and modify our Credit Agreement to accommodate the acquisition of the Trustreet properties; our expectations regarding future payments from Marketing, including $60.0 million in lease rental payments in 2007; the expected effect of regulations on our long-term performance; our expected ability to maintain compliance with applicable regulations; our ability to renew expired leases; the adequacy of our current and anticipated cash flows; our belief that we do not have a material liability for offers and sales of our securities made pursuant to registration statements that did not contain the financial statements or summarized financial data of Marketing; our expectations regarding future acquisitions; the impact of the covenants included in the Credit Agreement on our current business practices; our ability to maintain our REIT status; the probable outcome of litigation or regulatory actions; our expected recoveries from underground storage tank funds; our exposure to environmental remediation expenses; our estimates regarding remediation costs; our expectations as to the long-term effect of environmental liabilities on our financial condition; our exposure to interest rate fluctuations and the manner in which we expect to manage this exposure; the expected reduction in interest-rate risk resulting from our interest-rate swap agreement and our expectation that we will not settle the interest-rate swap prior to its maturity; the expectation that the Credit Agreement will be refinanced with variable interest-rate debt at its maturity; our expectations regarding corporate level federal income taxes; the indemnification obligations of the Company and others; our intention to consummate future acquisitions; our assessment of the likelihood of future competition; assumptions regarding the future applicability of accounting estimates, assumptions and policies; our intention to pay future dividends and the amount thereof; and our beliefs about the reasonableness of our accounting estimates, judgments and assumptions.

These forward-looking statements are based on our current beliefs and assumptions and information currently available to us and involve known and unknown risks (including the risks described herein and other risks that we describe from time to time in our filings with the Securities and Exchange Commission), uncertainties and other factors which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; our unresolved SEC comment; competition for properties and tenants; risk of tenant non-renewal; the effects of taxation and other regulations; potential litigation exposure; costs of completing environmental remediation and of compliance with environmental regulations; the risk of loss of our management team; the impact of our electing to be treated as a REIT under the federal income tax laws, including subsequent failure to qualify as a REIT; risks associated with owning real estate concentrated in one region of the United States; risks associated with potential future acquisitions; losses not covered by insurance; future dependence on external sources of capital; the risk that our business operations may not generate sufficient cash for distributions or debt service; our potential inability to pay dividends and terrorist attacks and other acts of violence and war.

As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this report and those that are detailed from time to time in our other filings with the Securities and Exchange Commission.

You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

We manage our environmental remediation obligations with the assistance of Delta Environmental Consultants, an international environmental consulting firm. Environmental remediation projects are typically broken down into specific "lifecycle phases" ranging from preliminary monitoring through closure activities.

Chart 1 details our actual environmental remediation spending on a gross basis and net of reimbursements from state underground storage tank funds for each of our last five years.

Chart 2 details the lifecycle phase distribution of the properties for which we retain responsibility as of December 31, 2006.

Chart 3 details our net projected environmental remediation spending. These projections have been adjusted for inflation and discounted to present value and are subject to significant variations; see "Environmental Matters" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 16.

Actual Environmental Remediation Spending
(in thousands)


Chart 1
Gross Spending
Reimbursements
Net Spending
$10,000
8,000
6,000
4,000
2,000
0

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
Gross Spending (1)	$8,545	$6,642	$6,776	$5,822	$5,132
Reimbursements	$3,431	$2,135	$2,362	$2,304	$2,128
Net Spending	$5,114	$4,507	$4,414	$3,518	$3,004

(1) Includes remediation spending only. Does not include legal fees, consulting fees and legal settlement costs.

Lifecycle Phase Distribution


Chart 2
200
150
100
50
0

	Preliminary Monitoring	Assessment	Remedial Action Plan Implementation	Operation & Maintenance	Closure Activities	Total
Number of Properties	1	18	7	88	178	292

Accrued Environmental Remediation Spending, Net
(in thousands, except number of properties)


Chart 3
Gross Spending
Reimbursements
Net Spending
$7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

	2007	2008	2009	2010	2011	2012	2013	2014	2015	Thereafter	Total
Gross Spending	$6,394	$4,584	$2,025	$1,163	$721	$577	$450	$245	$120	$922	$17,201
Reimbursements	$1,046	$ 924	$ 750	$ 488	$294	$133	$ 82	$ 54	$ 38	$ 36	$ 3,845
Net Spending	$5,348	$3,660	$1,275	$ 675	$427	$444	$368	$191	$ 82	$886	$13,356
Property Count	292	254	206	136	88	66	55	24	10	7	

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Getty Realty Corp.:

We have completed integrated audits of Getty Realty Corp.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below:

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
March 15, 2007

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year ended December 31,		
	2006	2005	2004
Revenues from rental properties	$72,405	$71,377	$66,331
Operating Expenses:			
Rental property expenses	9,732	11,770	9,814
Environmental expenses, net	5,490	2,428	6,027
General and administrative expenses	5,607	4,925	5,006
Depreciation and amortization expense	7,883	8,113	7,490
Total operating expenses	28,712	27,236	28,337
Operating income	43,693	44,141	37,994
Other income, net	1,859	1,578	1,485
Interest expense	(3,527)	(1,765)	(127)
Net earnings before income taxes	42,025	43,954	39,352
Income tax benefit	700	1,494	—
Net earnings	$42,725	$45,448	$39,352
Net Earnings Per Common Share:			
Basic	$ 1.73	$ 1.84	$ 1.59
Diluted	$ 1.73	$ 1.84	$ 1.59
Weighted-Average Shares Outstanding:			
Basic	24,735	24,711	24,679
Stock options and restricted stock units	24	18	42
Diluted	24,759	24,729	24,721
Dividends Declared Per Common Share	$ 1.82	$ 1.76	$ 1.70

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year ended December 31,		
	2006	2005	2004
Net earnings	$42,725	$45,448	$39,352
Other comprehensive loss:			
Net unrealized loss on interest rate swap	(821)	—	—
Comprehensive income	$41,904	$45,448	$39,352

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2006	December 31, 2005
Assets:		
Real Estate:		
Land	$ 180,409	$ 171,839
Buildings and improvements	203,149	198,656
	383,558	370,495
Less—accumulated depreciation and amortization	(116,089)	(109,800)
Real estate, net	267,469	260,695
Deferred rent receivable	32,297	29,287
Cash and cash equivalents	1,195	1,247
Recoveries from state underground storage tank funds, net	3,845	4,264
Mortgages and accounts receivable, net	3,440	3,129
Prepaid expenses and other assets	1,037	1,359
Total assets	$ 309,283	$ 299,981
Liabilities and Shareholders' Equity:		
Debt	$ 45,194	$ 34,224
Environmental remediation costs	17,201	17,350
Dividends payable	11,284	11,009
Accounts payable and accrued expenses	10,029	9,515
Total liabilities	83,708	72,098
Commitments and contingencies (Notes 2, 3, 5 and 6)		
Shareholders' equity:		
Common stock, par value $.01 per share; authorized 50,000,000 shares; issued 24,764,765 at December 31, 2006 and 24,716,614 at December 31, 2005	248	247
Paid-in capital	258,647	257,766
Dividends paid in excess of earnings	(32,499)	(30,130)
Accumulated other comprehensive loss	(821)	—
Total shareholders' equity	225,575	227,883
Total liabilities and shareholders' equity	$ 309,283	$ 299,981

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,		
	2006	2005	2004
Cash Flows From Operating Activities:			
Net earnings	$ 42,725	$ 45,448	$ 39,352
Adjustments to reconcile net earnings to net cash flow provided by operating activities:			
Depreciation and amortization expense	7,883	8,113	7,490
Deferred rental revenue	(3,010)	(4,170)	(4,464)
Gain on dispositions of real estate	(1,581)	(1,309)	(618)
Accretion expense	923	925	1,054
Stock-based employee compensation expense	186	134	25
Changes in assets and liabilities:			
Recoveries from state underground storage tank funds, net	772	1,557	2,512
Mortgages and accounts receivable, net	(637)	497	238
Prepaid expenses and other assets	322	(973)	306
Environmental remediation costs	(1,425)	(4,585)	(4,474)
Accounts payable and accrued expenses	393	1,414	495
Accrued income taxes	(700)	(1,494)	—
Net cash flow provided by operating activities	45,851	45,557	41,916
Cash Flows From Investing Activities:			
Property acquisitions and capital expenditures	(15,538)	(29,573)	(30,568)
Collection of mortgages receivable, net	326	335	1,366
Proceeds from dispositions of real estate	2,462	2,201	1,303
Net cash flow used in investing activities	(12,750)	(27,037)	(27,899)
Cash Flows From Financing Activities:			
Cash dividends paid	(44,819)	(43,025)	(41,951)
Borrowings under credit agreement, net	11,000	10,000	24,000
Repayment of mortgages payable, net	(30)	(285)	(335)
Proceeds from stock options exercised	696	337	64
Net cash flow used in financing activities	(33,153)	(32,973)	(18,222)
Net decrease in cash and cash equivalents	(52)	(14,453)	(4,205)
Cash and cash equivalents at beginning of period	1,247	15,700	19,905
Cash and cash equivalents at end of period	$ 1,195	$ 1,247	$ 15,700
Supplemental disclosures of cash flow information			
Cash paid (refunded) during the year for:			
Interest	$ 2,638	$ 1,464	$ 114
Income taxes, net	576	582	571
Recoveries from state underground storage tank funds	(2,128)	(2,304)	(2,362)
Environmental remediation costs	5,132	5,822	6,776

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"). The Company is a real estate investment trust ("REIT") specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. The Company manages and evaluates its operations as a single segment. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses, income taxes and exposure to uncertain tax positions.

Out of Period Adjustments: During the fourth quarter of 2005, the Company recorded a reduction in net earnings of $693,000 as a result of adjustments which should have been recorded in prior years or earlier quarterly periods of 2005. The adjustments consisted of: (a) $115,000 of rental income for lease terminations that related to prior years and $185,000 related to earlier quarters of 2005; (b) $1,534,000 of rent expense for a change in accounting for rent expense from a contractual to a straight-line basis, which is related to prior years, and; (c) $541,000 of gains on dispositions of real estate resulting from a property taken by eminent domain that should have been recorded in the second quarter of 2005. Management believes that these adjustments are not material to any previously issued financial statements and that the impacts of recording these adjustments are not material, individually or in the aggregate, to the quarter or year ended December 31, 2005.

Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. Upon acquisition of real estate operating properties and leasehold interests, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, the Company allocates the purchase price to the applicable assets and liabilities. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

Depreciation and Amortization: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from sixteen to twenty-five years for buildings and improvements, or the term of the lease if shorter. Leasehold interests, capitalized above-market and below-market leases, in-place leases and tenant relationships are amortized over the remaining term of the underlying lease.

Cash and Cash Equivalents: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Rent Receivable and Revenue Recognition: The Company earns rental income under operating leases with tenants. Minimum lease rentals and lease termination payments are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on the consolidated balance sheet. Lease termination fees are recognized as rental income when earned upon the termination of a tenant's lease and relinquishment of space in which the Company has no further obligation to the tenant.

Environmental Remediation Costs and Recoveries from State Underground Storage Tank Funds, Net: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred, including legal obligations associated with the retirement of tangible long-lived assets if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank ("UST") remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of: Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less disposition costs.

Litigation: Legal fees related to litigation are expensed as legal services are performed. The Company provides for litigation reserves, including certain litigation related to environmental matters, when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability.

Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Effective January 1, 2001, the Company elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011. In June 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken in a tax return. We do not believe that the adoption of FIN 48 in January 2007 will have a material impact on our financial position or results of operation.

Interest Expense and Interest Rate Swap Agreement: The Company entered into an interest rate swap agreement with a major financial institution, designated and qualifying as a cash flow hedge, to reduce its variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. The Company has not entered into financial instruments for trading or speculative purposes. The fair value of the derivative is reflected on the consolidated balance sheet and will be reclassified as a component of interest expense over the remaining term of the interest rate swap agreement since the Company does not expect to settle the interest rate swap prior to its maturity. The fair value of the interest rate swap obligation is based upon the estimated amounts the Company would receive or pay to terminate the contract and is determined using an interest rate market pricing model. Changes in the fair value of the agreement would be recorded in the consolidated statements of operations if the agreement was not an effective cash flow hedge for accounting purposes.

Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options and the issuance of common shares in settlement of restricted stock units.

continued

Stock-Based Compensation: Compensation cost for the Company's stock-based compensation plans using the fair value method was $186,000, $134,000 and $25,000 for the years ended 2006, 2005 and 2004, respectively and is included in general and administrative expense. In 2004, stock options granted prior to 2003 were accounted for using the intrinsic value method. Historically, the exercise price of options granted by the Company was the same as the market price at the grant date and stock-based compensation expense was not included in reported net earnings. Had compensation cost for the Company's stock options granted prior to 2003 been accounted for in 2004 using the fair value method rather than the intrinsic value method, the Company's total stock-based employee compensation expense would have increased by $93,000 to $118,000; pro-forma net earnings would have decreased to $39,259,000, as compared to reported net earnings of $39,352,000; and net earnings of $1.59 per common share would have remained the same. The impact of the accounting for stock-based compensation is, and is expected to be, immaterial to the Company's financial position and results of operations.

New Accounting Pronouncement: In September 2006, the staff of the Securities and Exchange Commission (the "Staff") released Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." In SAB 108, the Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as the "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.

There currently are no financial statement misstatements that have been identified by the Company for which correcting adjustments have not been made. Historically the Company has used the dual approach for quantifying identified financial statement misstatements. The adoption of the provisions of SAB 108 in 2006 did not have any impact on the Company's financial position or results of operation.

2. Leases

The Company leases or sublets its properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services who are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. The Company's properties are primarily located in the Northeast and Mid-Atlantic regions of the United States.

The Company and Getty Petroleum Marketing Inc. ("Marketing"), are parties to an amended and restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000, and a coterminous supplemental lease for a single property (collectively the "Marketing Leases"). As of December 31, 2006, the Marketing Leases included nine hundred nine retail motor fuel and convenience store properties and ten distribution terminals, one hundred ninety-four of which are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2000, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Marketing Leases include provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing's exercise of renewal options must be on an "all or nothing" basis.

The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $12.1 million and makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Marketing Leases, are not reflected in the consolidated financial statements.

Revenues from rental properties for the years ended December 31, 2006, 2005 and 2004 were $72,405,000, $71,377,000 and $66,331,000, respectively, of which $60,103,000, $59,590,000 and $58,938,000, respectively, were received from Marketing under the Marketing Leases. In addition, revenues from rental properties for the years ended December 31, 2006, 2005 and 2004 includes $3,010,000, $4,170,000 and $4,464,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue on a straight-line basis.

Future minimum annual rentals receivable from Marketing under the Marketing Leases and from other tenants, which have terms in excess of one year as of December 31, 2006, are as follows (in thousands):

Year ending December 31,	Marketing	Other Tenants	Total *(a)*
2007	$ 60,030	$ 9,424	$ 69,454
2008	60,627	9,364	69,991
2009	60,932	9,084	70,016
2010	60,966	8,898	69,864
2011	61,007	9,048	70,055
Thereafter	242,925	82,550	325,475

(a) Includes $107,203 of future minimum annual rentals receivable under subleases.

Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $8,685,000, $10,765,000 and $8,928,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in rental property expenses using the straight-line method for 2006 and 2005 and when contractually due for 2004, which approximated the straight-line method. Rent expense of $10,765,000 for the year ended December 31, 2005 includes an adjustment of $1,534,000 recorded in the fourth quarter of 2005 for a change in accounting for rent expense to a straight-line basis (see footnote 1). Rent received under subleases for the years ended December 31, 2006, 2005 and 2004 was $14,646,000, $15,240,000 and $14,943,000, respectively.

The Company has obligations to lessors under non-cancelable operating leases which have terms (excluding renewal term options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and rent escalation clauses. The leased properties have a remaining lease term averaging over ten years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows: 2007—$8,162,000, 2008—$7,124,000, 2009—$5,452,000, 2010—$3,886,000, 2011—$2,515,000 and $5,072,000 thereafter.

3. Commitments and Contingencies

In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments, if any, are held in an institutional money market fund and federal agency discount notes.

As of December 31, 2006, the Company leased nine hundred nineteen of its one thousand fifty-two properties on a long-term net basis to Getty Petroleum Marketing Inc. ("Marketing") under a master lease ("Master Lease") (see note 2). Marketing operated substantially all of the Company's petroleum marketing businesses when it was spun-off to the Company's shareholders as a separate publicly held company in March 1997 (the "Spin-Off"). In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest integrated oil companies. The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Marketing Leases. A substantial portion of the deferred rental revenue, $31,079,000 of the $32,297,000 recorded as of December 31, 2006, is due to recognition of rental revenue on a straight-line basis under the Marketing Leases. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Marketing Leases when due.

Under the Master Lease, the Company has also agreed to provide limited environmental indemnification to Marketing, capped at $4,250,000 and expiring in 2010, for certain pre-existing conditions at six of the terminals which are owned by the Company. Under the agreement, Marketing will pay the first $1,500,000 of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8,500,000 of those costs and expenses and Marketing will pay all additional costs and expenses over $10,000,000. The Company has accrued $300,000 as of December 31, 2006 and 2005 in connection with this indemnification agreement.

continued

The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for certain legal proceedings and claims relating to the petroleum marketing business that were identified at the time of the spin-off. As of December 31, 2006 and 2005 the Company had accrued $2,872,000 and $2,667,000, respectively, for certain of these matters which it believes were appropriate based on information then currently available. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

In September 2003, the Company was notified by the State of New Jersey Department of Environmental Protection that the Company is one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, the Company received a General Notice Letter from the United States Environmental Protection Agency (the "EPA") (the "EPA Notice"), advising the Company that it may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, the Company believes that ChevronTexaco is contractually obligated to indemnify the Company, pursuant to an indemnification agreement, for most of the conditions at the property identified by the New Jersey Department of Environmental Protection and the EPA. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

From October 2003 through December 2006 the Company was notified that the Company was made party to forty-one cases, in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to the Company, its defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2006 and 2005, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $332,000 and $291,000, respectively, relating to self-insurance obligations. The Company estimates its loss reserves for claims, including claims incurred but not reported, by utilizing actuarial valuations provided annually by its insurance carriers. The Company is required to deposit funds for substantially all of these loss reserves with its insurance carriers, and may be entitled to refunds of amounts previously funded, as the claims are evaluated on an annual basis. Although loss reserve adjustments may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such adjustments will not have a material adverse effect on the Company's long-term financial position. The Company's consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 included, in general and administrative expenses, credits of $301,000, $150,000 and $312,000, respectively, for self-insurance loss reserve adjustments. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles.

4. Debt

As of December 31, 2006, debt consists of $45,000,000 in borrowings under the Credit Agreement, described below, and $194,000 of real estate mortgages, bearing interest at a weighted-average interest rate of 4.3% per annum, due in varying amounts through May 1, 2015. Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2007—$31,000, 2008—$33,000, 2009—$27,000, 2010—$21,000, 2011—$22,000 and $60,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,288,000 as of December 31, 2006.

On June 30, 2005, the Company entered into an unsecured three-year senior revolving $100,000,000 Credit Agreement ("Credit Agreement") with a group of six domestic commercial banks which replaced the Company's outstanding $50,000,000 uncommitted line of credit with one bank. The Credit Agreement expires on June 30, 2008 and does not provide for scheduled reductions in the principal balance prior to its maturity. Subject to the terms of the Credit Agreement, the Company has the right to increase the Credit Agreement by $25,000,000 and to extend the term of the Credit Agreement for one additional year.

The annual commitment fee on the unused Credit Agreement ranges from 0.10% to 0.20% based on the amount of borrowings. The Credit Agreement includes customary terms and conditions, including financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on the Company's ability to incur debt and pay dividends and maintenance of tangible net worth and events of default, including a change of control and failure to maintain REIT status. The Company does not believe that these covenants will limit its current business practices.

Borrowings under the Credit Agreement bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin based on the Company's leverage ratio and ranging from 0.25% to 1.75%. In April 2006, the Company entered into a $45,000,000 LIBOR based interest rate swap, effective May 1, 2006 through June 30, 2011. The interest rate swap is intended to effectively fix, at 5.44%, the LIBOR component of the interest rate determined under the credit agreement. Effective May 1, 2006, $45,000,000 of the Company's LIBOR based borrowings under the credit agreement bear interest at an effective rate of 6.69%.

The Company entered into the interest rate swap agreement with a major financial institution, designated and qualifying as a cash flow hedge, to reduce its exposure to the variability in future cash flows attributable to changes in the LIBOR rate. The Company's primary objective when undertaking the hedging transaction and derivative position was to reduce its variable interest rate risk by effectively fixing a portion of the interest rate for existing debt and anticipated refinancing transactions. The Company determined, as of both the hedging instrument's inception and as of December 31, 2006, that the derivative used in the hedging transaction is highly effective in offsetting changes in cash flows associated with the hedged item and that no gain or loss was required to be recognized in earnings during the year representing the hedge's ineffectiveness. At December 31, 2006, the Company's consolidated balance sheets include, in accounts payable and accrued expenses, an obligation for the fair value of the derivative of $821,000. For the year ended December 31, 2006, the Company has recorded the loss in fair value of the swap contract related to the effective portion of the interest rate contract totaling $821,000 in accumulated other comprehensive loss in the Company's consolidated balance sheet. The accumulated comprehensive loss will be reclassified as an increase in interest expense over the remaining term of the interest rate swap agreement, (of which approximately $89,000 is expected to be reclassified within the next twelve months), since it is expected that the Credit Agreement will be refinanced with variable interest rate debt at its maturity.

5. Environmental Expenses

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental expenses are principally attributable to remediation costs which include installing, operating, maintaining and decommissioning remediation systems, monitoring contamination, and governmental agency reporting incurred in connection with contaminated properties. Environmental remediation liabilities and related assets are measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. The net change in estimated remediation cost and accretion expense included in environmental expenses in the Company's consolidated statements of operations aggregated $3,274,000, $1,415,000 and $3,346,000 for 2006, 2005 and 2004, respectively, which amounts were net of changes in estimated recoveries from state underground storage tank ("UST") remediation funds. Environmental expenses also include project management fees, legal fees and provisions for environmental litigation loss reserves.

continued

In accordance with the leases with certain tenants, the Company has agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at each individual property, the Company's environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of the Company's tenant. Generally the liability for the retirement and decommissioning or removal of USTs and other equipment is the responsibility of the Company's tenants. The Company is contingently liable for these obligations in the event that the tenants do not satisfy their responsibilities. A liability has not been accrued for obligations that are the responsibility of the Company's tenants.

Of the nine hundred nineteen properties leased to Marketing as of December 31, 2006, the Company has agreed to pay all costs relating to, and to indemnify Marketing for, certain environmental liabilities and obligations for the remaining two hundred twenty properties that are scheduled in the Master Lease and have not achieved Closure. The Company will continue to seek reimbursement from state UST remediation funds related to these environmental expenditures where available.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state UST remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the Company's liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, the Company considers among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2006, the Company had remediation action plans in place for two hundred seventy-three (93%) of the two hundred ninety-two properties for which it retained environmental responsibility and has not received a "no further action" letter and the remaining nineteen properties (7%) remain in the assessment phase.

As of December 31, 2006, 2005, 2004 and 2003, the Company had accrued $17,201,000, $17,350,000, $20,626,000 and $23,551,000 respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2006, 2005, 2004 and 2003, the Company had also recorded $3,845,000, $4,264,000, $5,437,000 and $7,454,000, respectively, as management's best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $13,086,000, $15,189,000 and $16,097,000 as of December 31, 2005, 2004 and 2003, respectively, were subsequently accreted for the change in present value due to the passage of time and, accordingly, $923,000, $925,000 and $1,054,000 of net accretion expense is included in environmental expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in the Company's financial statements as they become probable and a reasonable estimate of fair value can be made. Although future environmental expenses may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's long-term financial position.

6. Income Taxes

Net cash paid for income taxes for the years ended December 31, 2006, 2005 and 2004 of $576,000, $582,000 and $571,000, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses in the Company's consolidated statements of operations.

Earnings and profits (as defined in the Internal Revenue Code) is used to determine the tax attributes of dividends paid to stockholders and will differ from income reported for financial statement purposes due to the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes. Earnings and profits were $39,094,000, $38,200,000 and $31,900,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The federal tax attributes of the common dividends for the years ended December 31, 2006, 2005 and 2004 were: ordinary income of 88.0%, 88.8% and 75.3%; capital gains distributions of 0.2%, 0.04% and 0.8% and non-taxable distributions of 11.8%, 11.2% and 23.9%, respectively.

In order to qualify as a REIT, among other items, the Company paid a $64,162,000 special one-time "earnings and profits" (as defined in the Internal Revenue Code) cash distribution to shareholders in August 2001. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend. As of December 31, 2005 and 2004 the Company had accrued $700,000 and $2,194,000, respectively, for this and certain other tax matters which it believes were appropriate based on information then currently available. The accrual for uncertain tax positions is adjusted as circumstances change and as the uncertainties become more clearly defined, such as when audits are settled or exposures expire. Accordingly, an income tax benefit of $700,000 and $1,494,000 was recorded in the third quarters of 2006 and 2005, respectively, due to the elimination of, or net reduction in, the amount accrued for uncertain tax positions since the Company believes that the uncertainties regarding these exposures have been resolved or that it is no longer likely that the exposure will result in a liability upon review. However, the ultimate resolution of these matters may have a significant impact on the results of operations for any single fiscal year or interim period.

7. Shareholders' Equity

A summary of the changes in shareholders' equity for the years ended December 31, 2006, 2005, and 2004 is as follows (in thousands, except per share amounts):

	Common Stock		Paid-in	Dividends Paid in Excess	Accumulated Other Comprehensive	
	Shares	Amount	Capital	of Earnings	Loss	Total
Balance, December 31, 2003	24,664	$ 247	$ 257,206	$ (29,428)	$ —	$ 228,025
Net earnings				39,352		39,352
Dividends—$1.70 per common share				(41,963)		(41,963)
Stock-based compensation			25			25
Stock options exercised	30	—	64			64
Balance, December 31, 2004	24,694	247	257,295	(32,039)	—	225,503
Net earnings				45,448		45,448
Dividends—$1.76 per common share				(43,539)		(43,539)
Stock-based compensation			134			134
Stock options exercised	23	—	337			337
Balance, December 31, 2005	24,717	247	257,766	(30,130)	—	227,883
Net earnings				42,725		42,725
Dividends—$1.82 per common share				(45,094)		(45,094)
Stock-based compensation			186			186
Net unrealized loss on interest rate swap					(821)	(821)
Stock options exercised	48	1	695			696
Balance, December 31, 2006	24,765	$248	$258,647	$(32,499) *(a)*	$(821)	$225,575

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

continued

The Company is authorized to issue 20,000,000 shares of preferred stock, par value $.01 per share, for issuance in series, of which none were issued as of December 31, 2006, 2005, 2004 and 2003.

8. Employee Benefit Plans

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Compensation Committee of the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to fifty percent of such contributions but in no event more than three percent of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to ten percent of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the retirement plans approximated $139,000, $141,000 and $139,000 for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts are included in the accompanying consolidated statements of operations.

The Getty Realty Corp. 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") provides for the grant of restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and stock awards to all employees and members of the Board of Directors. The 2004 Plan authorizes the Company to grant awards with respect to an aggregate of 1,000,000 shares of common stock through 2014. The aggregate maximum number of shares of common stock that may be subject to awards granted under the 2004 Plan during any calendar year is 80,000.

In 2006, 2005 and 2004, the Company awarded 12,550, 12,550 and 10,800 restricted stock units ("RSUs") and dividend equivalents to employees, respectively. All of the 35,900 RSUs awarded were outstanding as of December 31, 2006. The RSUs are settled subsequent to the termination of employment with the Company. On the settlement date each RSU will have a value equal to one share of common stock and may be settled, in the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The RSUs do not provide voting or other shareholder rights unless and until the RSU is settled for a share of common stock. Presently, 25,400 of the RSUs vest starting one year from the date of grant, on a cumulative basis at the annual rate of twenty percent of the total number of RSUs covered by the award, and 10,500 of the RSUs vest on the fifth anniversary of their grant. The dividend equivalents represent the value of the dividend paid per common share multiplied by the number of RSUs covered by the award. The dividend equivalents awarded in 2004 initially vested over a five year period but the awards were subsequently modified to be fully vested in 2005.

The fair values of the RSUs were determined based on the closing market price of the Company's stock on the date of grant. The fair value of the 2004 award was initially discounted for the value of the dividends that would not have been paid during the vesting period of the dividend equivalents. The fair values of the RSUs granted in 2006, 2005 and 2004 were estimated at $28.80, $26.95 and $19.91 per unit on the date of grant with an aggregate fair value estimated at $361,000, $338,000 and $215,000, respectively. The fair value of the grants is recognized as compensation expense ratably over the five year vesting period of the RSUs. The modification to the 2004 award increased its fair value by $3.02 per unit or $33,000. The fair value of the modification is recognized as compensation expense ratably over the then remaining fifty-one month vesting period of the 2004 award. As of December 31, 2006, there was $638,000 of total unrecognized compensation cost related to RSUs granted under the 2004 Plan.

The fair value of the 3,320 and 1,560 RSUs which vested during the years ended December 31, 2006 and 2005 was $83,000 and $36,000, respectively. The aggregate intrinsic value of the 35,900 outstanding and the 4,880 vested RSUs as of December 31, 2006 were $1,109,000 and $151,000, respectively. For the years ended December 31, 2006, 2005 and 2004, dividend equivalents aggregating approximately $65,000, $41,000 and $1,000, respectively, were charged against retained earnings when common stock dividends were declared.

The Company has a stock option plan (the "Stock Option Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock within ten years of the grant date. The Company has not granted options since 2002. The aggregate number of shares of the Company's common stock which may be made the subject of options under the Stock Option Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. As of December 31, 2006, all outstanding options were vested, therefore there was no unrecognized compensation cost related to non-vested options granted under the Stock Option Plan. The total fair value of the options vested during the years ended December 31, 2006, 2005 and 2004 was $8,000, $35,000 and $91,000, respectively. As of December 31, 2006 there were 1,750 and 11,000 options outstanding which were exercisable at prices of $16.15 and $18.30 with a remaining contractual life of 5 and 6 years, respectively.

The following is a schedule of stock option prices and activity relating to the Stock Option Plan:

	Year ended December 31,							
	2006				2005		2004	
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value *(in thousands)*	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	84,378	$19.48			110,549	$18.64	173,085	$18.19
Exercised *(a)*	(71,628)	19.74			(23,374)	15.50	(60,344)	16.40
Cancelled	—	—			(2,797)	19.94	(2,192)	24.06
Outstanding at end of year	12,750	$18.00	5.9	$164	84,378	$19.48	110,549	$18.64
Exercisable at end of year *(b)*	12,750	$18.00	5.9	$164	69,503	$19.73	66,299	$18.63
Available for grant at end of year	665,870				665,870		663,073	

(a) The total intrinsic value of the options exercised during the years ended December 31, 2006, 2005 and 2004 was $704,000, $276,000 and $676,000, respectively.

(b) Of the 44,250 non-vested options outstanding as of December 31, 2004, 29,375 vested in 2005 and the remaining 14,875 vested in 2006.

9. Quarterly Financial Data

The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2005 (unaudited as to quarterly information) (in thousands, except per share amounts):

	Three months ended				Year ended
Year ended December 31, 2006	**March 31,**	**June 30,**	**September 30,**	**December 31,**	**December 31,**
Revenues from rental properties	$18,067	$18,180	$18,087	$18,071	$72,405
Net earnings before income tax benefit	10,531	11,112	10,576	9,806	42,025
Net earnings	10,531	11,112	11,276	9,806	42,725
Diluted earnings per common share	.43	.45	.46	.40	1.73

	Three months ended				Year ended
Year ended December 31, 2005	March 31,	June 30,	September 30,	December 31,	December 31,
Revenues from rental properties	$ 17,396	$ 17,872	$ 17,768	$ 18,341	$ 71,377
Net earnings before income tax benefit	11,436	10,214 *(a)*	11,272	11,032 *(a)*	43,954
Net earnings	11,436	10,214 *(a)*	12,766	11,032 *(a)*	45,448
Diluted earnings per common share	.46	.41	.52	.45	1.84

(a) The quarter ended December 31, 2005 includes adjustments (see footnote 1) which reduced net earnings by $693 comprised of: (a) a charge of $1,534 for rent expense related to prior years (see footnote 2); offset by income aggregating $300 for: (b) lease terminations of $115 related to prior years and $185 related to earlier quarters in 2005, and; (c) $541 of gains on sales of real estate resulting from a property taken by eminent domain related to the quarter ended June 30, 2005.

continued

10. Property Acquisitions

On February 28, 2006, the Company completed the acquisition of eighteen retail motor fuel and convenience store properties located in Western New York for approximately $13,389,000. Simultaneous with the closing on the acquisition, the Company entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.

On March 25, 2005, the Company acquired twenty-three convenience store and retail motor fuel properties in Virginia for approximately $29,000,000. All of the properties are triple-net-leased to a single tenant who previously leased the properties from the seller and operates the locations under its proprietary convenience store brand in its network of over 200 locations. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties.

On November 1, 2004, the Company acquired thirty-six convenience store and retail motor fuel properties located in Connecticut and Rhode Island for approximately $25.7 million. Simultaneously with the closing on the acquisition, the Company entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties, including those properties where remediation activities are ongoing.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, our independent registered public accounting firm which audited the financial statements included in this Annual Report, has issued an attestation report on management's assessment of our internal control over financial reporting which is included herein.

Capital Stock

Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). There were approximately 14,200 shareholders of our common stock as of February 15, 2007, of which 1,400 were holders of record. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2006 and 2005 was as follows:

	Price Range		Cash Dividends
Period Ended	High	Low	Per Share
December 31, 2006	**$33.85**	**$28.84**	**$.4550**
September 30, 2006	**30.43**	**27.16**	**.4550**
June 30, 2006	**29.10**	**25.42**	**.4550**
March 31, 2006	**29.99**	**26.12**	**.4550**
December 31, 2005	$ 28.94	$ 25.25	$ .4450
September 30, 2005	30.70	27.01	.4450
June 30, 2005	29.35	24.81	.4350
March 31, 2005	28.78	24.75	.4350

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of potential limitations on our ability to pay future dividends.

Stock Performance Graph

Comparative Five-year Total Returns*

Getty (GTY), S&P 500 and Peer Group

(Performance results through December 31, 2006)


$300
225
150
75
0

	2001	2002	2003	2004	2005	2006
Getty Realty Corp.	$100.00	$109.32	$162.14	$189.95	$185.40	$231.91
Standard & Poor's 500	$100.00	$ 76.63	$ 96.85	$105.56	$108.73	$123.54
Peer Group	$100.00	$125.60	$160.11	$197.96	$183.88	$236.97

Assumes $100 invested at the close of trading on December 31, 2001 in Getty common stock, Standard & Poor's 500, and Peer Group.

**Cumulative total return assumes reinvestment of dividends.*

Getty has chosen as its Peer Group the following companies: National Retail Properties, Trustreet Properties Inc., Realty Income Corp., and Hospitality Properties Trust. We have chosen these companies as our Peer Group because a substantial segment of each of their businesses is owning and leasing commercial properties.

We cannot assure you that Getty stock performance will continue in the future with the same or similar trends depicted in the graph above. We do not make or endorse any predictions as to future stock performance.

Certifications

Compliance with NYSE Corporate Governance Listing Standards

On June 13, 2006, in accordance with Section 303A.12 of the Listed Company Manual of the New York Stock Exchange, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by our Company of New York Stock Exchange corporate governance listing standards as of that date.

Rule 13a-14(a) Certifications of Chief Executive Officer and Chief Financial Officer

On February 15, 2007, our Chief Executive Officer and Chief Financial Officer each filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Corporate Data

Board of Directors

Milton Cooper
Chairman of the Board of Kimco Realty Corporation

Philip E. Coviello
Retired Partner of Latham & Watkins LLP

Leo Liebowitz
Chairman and Chief Executive Officer of Getty Realty Corp.

Howard Safenowitz
President, Safenowitz Family Corp.

Executive Officers

Leo Liebowitz
Chairman and Chief Executive Officer

Andrew M. Smith
President, Secretary and Chief Legal Officer

Kevin C. Shea
Executive Vice President

Thomas J. Stirnweis
Vice President, Treasurer and Chief Financial Officer

Corporate Headquarters

Getty Realty Corp.
125 Jericho Turnpike
Suite 103
Jericho, New York 11753
(516) 478-5400
www.gettyrealty.com

About Our Stock

Our Common Stock is listed on the New York Stock Exchange under the symbol GTY.

About Our Shareholders

As of December 31, 2006, we had 24,764,765 outstanding shares of Common Stock owned by approximately 14,200 shareholders.

Annual Meeting

All shareholders are cordially invited to attend our annual meeting on May 15, 2007 at 3:30 p.m. at 270 Park Avenue, 11th Floor, New York, New York. Holders of Common Stock of record at the close of business on March 30, 2007, are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to our shareholders with this report.

Form 10-K and Investor Relations Information

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by writing to:

Investor Relations
Getty Realty Corp.
125 Jericho Turnpike
Suite 103
Jericho, New York 11753

Our website address is www.gettyrealty.com. Our website contains a hyperlink to the SEC's EDGAR database where you can access, without charge, the reports we file with the SEC as soon as reasonably practicable after such reports are filed.

In addition, shareholders are informed about Company news through the issuance of press releases. Shareholders' inquiries, comments or suggestions concerning Getty Realty Corp. are welcome. Investors, brokers, securities analysts and others desiring financial information should contact Investor Relations at (516) 478-5400.

Transfer Agent and Dividend Reinvestment Plan Information

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

In Memoriam



Warren G. Wintrub

It is with deep sorrow that we mourn the death of Warren Wintrub. Mr. Wintrub served as a member of the Board of Directors from 1994 until his death on June 13, 2006. His creativity, dedication and inspiration contributed greatly to the success of the Company. The Board of Directors and the Officers of the Company, on behalf of all Company employees, express their sincerest condolences to Warren's wife, Toby, and his family on their loss.

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Getty Realty Corp.

125 Jericho Turnpike
Suite 103
Jericho, NY 11753
(516) 478-5400



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